Exhibit 1

FOR IMMEDIATE RELEASE                        CONTACT:  JAY ROSSER
FEBRUARY 29, 1996                                  (214) 402-7019


         MESA AND RICHARD RAINWATER ANNOUNCE PRELIMINARY
              AGREEMENT FOR MAJOR EQUITY INVESTMENT

$1.2 Billion Recapitalization Designed to Place MESA on Firm Financial
Footing


     MESA Inc. and Rainwater, Inc., a company owned by Fort Worth, Texas investor Richard Rainwater and managed by Darla D. Moore and Kenneth A. Hersh, announced today they have signed a letter of intent to raise $265 million of equity in connection with a refinancing of MESA's debt.

     The letter of intent calls for a recapitalization of MESA in which Rainwater and affiliates will purchase $133 million of convertible preferred stock, provide a standby commitment for a $132 million rights offering of convertible preferred stock and assist in the refinancing of all of MESA's debt not repaid with proceeds from the stock issuance.

     The MESA/Rainwater transaction caps a 13-month long effort by the company to strengthen its financial position. The effort included a comprehensive review and solicitation of strategic alternatives by Lehman Brothers, the company's independent financial adviser.

     "We've spent a lot of time working on our debt. This transaction will get us back to doing what we do best: finding gas and oil and making deals," said Boone Pickens, MESA's chairman and CEO.

     "MESA has perhaps the highest quality reserve base in North America and has a long and proud history as an efficient operator," said Rainwater. "I believe the recapitalization of the company will enable MESA to build value for shareholders through the exploration, development and production business where it has historically excelled and to continue to benefit from the increases in commodity prices. In addition, the recapitalization will afford the company the financial flexibility to pursue value-added transactions in the future."

     Rainwater is a private investor with an enviable track record of investing in companies which grow to become industry leaders. In the oil service industry, Rainwater founded Energy Services Company in 1986. That company has grown into ENSCO International, the largest offshore drilling rig operator in the world. He co-founded Columbia Hospital Corp. in 1987, which has grown into Columbia/HCA Healthcare Corp., the nation's largest publicly traded hospital chain. In 1992 he co-founded Mid Ocean Limited, one of the premiere catastrophic reinsurance companies. Since early 1994, Rainwater has been spending a significant portion of his time working with management of Crescent Real Estate Equities, Ltd., in developing Crescent into one of the largest commercial real estate companies in the U.S. During this period, Crescent has increased its total market capitalization to in excess of $1.4 billion. In addition to oil and gas, real estate continues to be a strategic focus area for Rainwater, and continues to represent a substantial investment in his portfolio.

     Darla D. Moore is Chief Executive Officer of Rainwater, Inc. She is a former managing director of Chemical Bank, where she was the pioneer of Debtor in Possession (DIP) financing. Kenneth A. Hersh is Chief Investment Officer of Rainwater, Inc., and also serves as one of the managing partners of Natural Gas Partners, a group of oil and gas investment funds which will be participating alongside Rainwater in the purchase. Hersh has been affiliated with Rainwater since 1989.

Details of the Transaction
--------------------------

     The equity investment will involve the issuance and sale of approximately 58.8 million shares of convertible preferred stock to Rainwater and the offering of approximately 58.4 million convertible preferred shares to MESA shareholders in the rights offering. Rainwater will provide a standby commitment to purchase any shares of preferred stock not subscribed to in the rights offering.

     Rights will be distributed to common stockholders on a pro rata basis. The rights will allow the holder to purchase preferred stock at $2.26 per share, the same per share price at which Rainwater will purchase the preferred shares. The rights will be transferrable and holders of the rights will be offered over-subscription privileges for shares not purchased by other rights holders.

      Each preferred share will be convertible into one common share of MESA Inc. at any time prior to mandatory redemption in 2006. An 8 percent pay-in-kind dividend will be paid on the preferred shares the first four years following issuance. Thereafter, the 8 percent dividend may, at the option of the company, be paid in cash or additional shares depending on whether certain financial tests are met.

      The preferred stock will represent 63.6 percent of the fully diluted common shares at the time of issuance and 70.6 percent after the mandatory four-year pay-in-kind period, assuming no other stock issuance by MESA. The preferred stock will have a liquidation price equal to the purchase price. The preferred shares purchased in the rights offering will vote with the common stock as a single class on all matters, except as otherwise required by law and except for certain special voting rights for shares held by Rainwater.

      Rainwater will be entitled to elect two members of MESA's board of directors, which will have seven directors. The Rainwater designees will be Rainwater and Hersh. Pickens, Rainwater and Hersh will constitute a newly formed executive committee of the board.

      During an interim 30-day period, MESA, with assistance from Rainwater, will seek commitments for new bank loans plus assurance of the availability of new subordinated debt to be issued in a separate transaction. Proceeds from the new debt, when combined with proceeds from the newly issued equity and MESA's available cash balances, would refinance or repay all of MESA's existing debt.

      The proposed transaction is subject to certain conditions, including definitive agreements, arrangement of the new debt financing, due diligence and MESA shareholder approval. Pending receipt of satisfactory refinancing commitments during the interim period, the parties anticipate executing definitive agreements in about 30 days.

Shareholder Meeting
-------------------

     The transaction will be submitted to a vote of shareholders at a special meeting expected to take place in June. The rights offering would commence promptly after that meeting.

       In a settlement agreement reached last September with the Marvin Davis and Dennis Washington shareholder group, the group agreed not to solicit proxies at such a special meeting in opposition to a transaction that meets certain specified criteria. The Rainwater investment is expected to meet those criteria.

      The September 1995 settlement agreement with the shareholder group also provides that the shareholder group will not propose candidates for election to MESA's board of directors at its 1996 annual meeting if MESA has previously consummated a transaction that meets the settlement agreement criteria. Pursuant to procedures set forth in the settlement agreement, the 1996 annual meeting will be delayed until July, following completion of the Rainwater transaction.

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